

May 9, 2019

Marc D. Hamburg
SVP and Principal Financial Officer
Berkshire Hathaway Inc.
3555 Farnam Street
Omaha, Nebraska 68131

      Re: Berkshire Hathaway Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2018
          Filed February 25, 2019
          Form 10-Q for the Quarterly Period Ended March 31, 2019
          Filed May 6, 2019
          File No. 001-14905

Dear Mr. Hamburg:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2018

Notes to Consolidated Financial Statements
(15) Unpaid losses and loss adjustment expenses, page K-86

1.   With respect to your Geico claims development table presented on page K-88, please tell us why you do not provide disaggregated claims development tables for auto liability and physical damage. In this regard, we note your disclosure on page K-87 that your estimates for liability coverage are more uncertain primarily due to the longer claim-tails, the greater chance of protracted litigation and the incompleteness of facts at the time the case estimate is first established. Please also provide us the information that would be provided in the separate tables for auto liability and physical damage, if available.

Form 10-Q for the Quarterly Period Ended March 31, 2019

Notes to Consolidated Financial Statements
Note 5. Equity method investments, page 9

2.   We note that the carrying value of your equity method investment in Kraft Heinz exceeds its fair value by approximately $3.1 billion as of March 31, 2019. Please tell us how you considered the guidance in ASC 323-10-35-32 in determining that this loss in value of your investment was not other than temporary. In this regard, we acknowledge that the carrying value of your investment as of March 31, 2019 does not include your share of Kraft Heinz's first quarter 2019 earnings/(losses) as they have not yet been reported. However, we also note that Kraft Heinz has yet to file their 2018 Annual Report and recently announced a restatement related to the 2016 and 2017 annual periods and 2018 quarterly periods. Please include an assessment of these factors as potential indicators of other-than-temporary impairment in your response.

      In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Tabatha McCullom at (202) 551-3658 or Angela Connell at (202) 551-3426 with any questions.

Sincerely,

Division of Corporation Finance
Office of Healthcare & Insurance